UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CIM REAL ESTATE FINANCE TRUST, INC.

(Name of Subject Company)

COMRIT INVESTMENTS 1, LIMITED PARTNERSHIP

COMRIT INVESTMENTS LTD.

(Offerors)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

None or unknown

(CUSIP Number of Class of Securities)

Ziv Sapir

Comrit Investments 1, Limited Partnership

9 Ahad Ha’am Street

Tel Aviv, Israel 6129101

+ 972-3-519-9936

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Amos W. Barclay

Holland & Hart LLP

1800 Broadway, Suite 300

Boulder, Colorado 80302

(303) 473-2700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by Comrit Investments 1, Limited Partnership (the “Purchaser”) to purchase up to 14,300,000 shares of common stock, par value $0.01 per share (the “Shares”), in CIM Real Estate Finance Trust, Inc. (the “Corporation”), the subject company, at a purchase price equal to $3.65 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated January 27, 2025 (the “Offer Date”) and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Any dividends paid after March 26, 2025, or such other date to which the Offer may be extended (the “Expiration Date”), by the terms of the Offer and as set forth in the Assignment Form, would be assigned by tendering Shareholders to the Purchaser. Comrit Investments Ltd. is being named as a bidder herein because it is deemed to control the Purchaser, but otherwise is not participating in the Offer.

Tenders of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date. The Purchaser is entitled to all proceeds that are paid after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering Shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.

The Corporation reported 74,566 holders of record owning an aggregate of approximately 437.3 million shares of common stock outstanding as of March 18, 2024, and reported approximately 436.5 million shares of its common stock outstanding as of November 6, 2024, according to the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2023 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on March 28, 2024 and November 14, 2024, respectively. The Purchaser and its affiliates currently own 7,536,321 shares of the Corporation’s common stock, or approximately 1.7% of the common stock outstanding as of November 6, 2024. The 14,300,000 Shares subject to the Offer constitute approximately 3.3% of the outstanding shares of common stock of the Corporation as of November 6, 2024. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchaser of up to $52,195,000 in aggregate purchase price, which the Purchaser intends to fund out of its available cash on hand.

The address of the Corporation’s principal executive offices is 2398 East Camelback Road, 4th Floor, Phoenix, Arizona 85016, and its phone number is (602) 778-8700.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1)	Offer to Purchase

(a)(2)	Assignment Form

(a)(3)	Letter to Shareholders

(a)(4)	Summary Advertisement

(b) - (h)	Not applicable.

107	Calculation of Filing Fee Table.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 27, 2025

Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir
Chief Executive Officer

Comrit Investments Ltd.

By:	/s/ Ziv Sapir
Ziv Sapir
Chief Executive Officer